UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
1 September 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tribute Pharmaceuticals Canada Inc.

File No. 0-31198 -- CF# 32672
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Tribute Pharmaceuticals Canada Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 22, 2015, as amended.

Based on representations by Tribute Pharmaceuticals Canada Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 1.1	through June 22, 2020
Exhibit 4.1	through June 22, 2020
Exhibit 99.2	through July 20, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary